SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 02, 2006

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 23, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or

Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Announcement of LM Ericsson Telephone company, dated March 2, 2006 “Ericsson’s nomination committee proposes election of three new members of the board.”

Ericsson Press Releases

Ericsson’s nomination committee proposes election of three new members of the board

Date: Thursday, March 2 2006

The nomination committee proposes Katherine Hudson, Börje Ekholm and Anders Nyrén to be elected new members of the Board, and re-election of Sir Peter L. Bonfield, Ulf J. Johansson, Sverker Martin-Löf, Nancy McKinstry, Carl-Henric Svanberg, Michael Treschow and Marcus Wallenberg. Arne Mårtensson and Eckhard Pfeiffer have declined re-election.

As a consequence, the nomination committee proposes the number of Board members be ten, and that no deputy Board members be appointed.

The nomination committee proposes Sverker Martin-Löf and Marcus Wallenberg as Deputy Chairmen of the Board.

The Board proposes that the Annual General Meeting decides on principles for remuneration and other employment terms for top executives. The remuneration consists of fixed salary, variable components in the form of annual incentive, pension and other benefits.

The nomination committee proposes a new procedure for nomination of members of the nomination committee among the largest shareholders by voting power. Further, the nomination committee proposes no remuneration be paid to the committee members. The complete proposal of the nomination committee will be available on the company’s website www.ericsson.com/investors no later than March 6, 2006.

The Board of Directors’ proposes a dividend of SEK 0.45 per share be paid for the year 2005 and Thursday April 13, 2006, as record day for dividend.

The Board of Directors’ also proposes the implementation of a Long Term Incentive Plan 2006 and transfer of own shares in accordance with the plan.

The Board of Directors’ also proposes transfer of own stock in relation to the resolution on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004 and the Long Term Incentive Plan 2005.

The Board of Directors’ complete proposals for resolutions will be available no later than March 24, 2006. The proposals will be sent to shareholders free of charge upon request. The proposals will also be available at the company’s home page www.ericsson.com/investors no later than the same date.

Notice convening the meeting and an agenda will be published in Svenska Dagbladet, Dagens Nyheter, Post och Inrikes Tidningar and Financial Times Europe on March 3, 2006 and at www.ericsson.com/investors.

The complete Notice of Annual General Meeting is found below.

Ericsson is shaping the future of Mobile and Broadband Internet communications through its continuous technology leadership. Providing innovative solutions in more than 140 countries, Ericsson is helping to create the most powerful communication companies in the world.

FOR FURTHER INFORMATION, PLEASE CONTACT

Media

Ericsson Media Relations

Phone: +46 8 719 69 92

E-mail: press.relations@ericsson.com

Investors

Investor Relations

Phone: +46 8 719 00 00

E-mail: investor.relations@ericsson.com

TELEFONAKTIEBOLAGET LM ERICSSON

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Annual General Meeting of Shareholders of the Company will be held at the Globe Arena, entrance from Globentorget, Stockholm, Sweden at 3.00 p.m. on Monday, April 10, 2006. Registration to the Meeting starts at 1.30 p.m.

Right to attend and notice of attendance

Shareholders who wish to attend the Meeting shall

* be entered into the transcription of the share register of Tuesday, April 4, 2006, kept by VPC AB (Swedish Securities Register Centre); and

* give notice of attendance to the Company not later than 4 p.m. on Tuesday, April 4, 2006 at Ericsson’s web site www.ericsson.com/investors, by phone no. +46 (0)8 775 0199 between 10 a.m. and 4 p.m. weekdays, or by facsimile no. +46 (0)8 775 8018. Notice may also be given by mail to Telefonaktiebolaget LM Ericsson, Group Function Legal Affairs, Box 47021, SE-100 74 Stockholm, Sweden. When giving notice of attendance, please state name, date of birth, address, telephone no., and number of attending assistants.

The data received when giving notice of attendance will be computerized and used for the purpose of the Annual General Meeting of Shareholders 2006 only. Simultaneous interpretation to English at the Annual General Meeting of Shareholders may be offered upon request when giving notice of attendance.

Shareholding in the name of a nominee Shareholders, whose shares are registered in the name of a nominee, must request to be temporarily entered into the share register as of Tuesday, April 4, 2006, in order to be entitled to participate in the Meeting. Such shareholder is requested to inform the nominee to that effect well before that day.

Nominee

Shareholders who are represented by proxy shall issue a power of attorney for the representative. To a power of attorney issued by a legal entity a copy of the certificate of registration (and should such certificate not exist, a corresponding document of authority) of the legal entity shall be attached. The documents must not be older than one year. In order to facilitate the registration at the Meeting, powers of attorney in original, certificates of registration and other documents of authority should be sent to the Company at the address above so as to be available by Friday, April 7, 2006.

Agenda

1 Election of the Chairman of the Meeting.

2 Preparation and approval of the voting list.

3 Approval of the agenda of the Meeting.

4 Determination whether the Meeting has been properly announced.

5 Election of two persons approving the minutes.

6 a) Presentation of the Annual Report, the Auditors’ Report, the Consolidated Accounts, the Auditors’ Report on the Consolidated Accounts and the Auditors’ presentation of the audit work during 2005.

b) Presentation of the work performed by the Board of Directors and its Committees during the past year.

c) The President’s speech and the possible questions by the shareholders to the Board of Directors and the Management.

7 Resolutions in respect to

a) adoption of the Profit and Loss Statement and the Balance Sheet, the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group;

b) discharge of liability for the members of the Board of Directors and the President; and

c) the appropriation of the profit in accordance with the approved Balance Sheet and determination of the record day for dividend.

8 Presentation of the work and proposals of the Nomination Committee, election of the Board of Directors, etc.:

a) Determination of the number of Board members and Deputy members of the Board of Directors.

b) Determination of the fees payable to the Board of Directors.

c) Election of the Chairman of the Board, other Board members and Deputy Board members.

d) Resolution on the procedure for appointing the members of the Nomination Committee, determination of the assignment of the Committee, etc.

e) Determination of the fees payable to the members of the Nomination Committee.

f) Determination of the fees payable to the Auditors.

9 Resolution on amendment of the Articles of Association.

10 Resolution on approval of the principles for remuneration and other employment terms for the top executives.

11 Resolution on a long-term incentive program:

a) Implementation of a Long Term Incentive Plan 2006.

b) Transfer of own shares as a consequence of the Long Term Incentive Plan 2006.

12 Resolution on transfer of own shares as a consequence of the resolutions by the Annual General Meeting of Shareholders on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004 and the Long Term Incentive Plan 2005.

13 Einar Hellbom’s proposal for resolution by the Annual General Meeting of Shareholders to assign to the Board of Directors to analyze appropriate means to abolish the class A shares and to present a proposal to that effect at the Annual General Meeting of Shareholders 2007.

14 Closing of the Meeting.

Item 1 The proposal of the Nomination Committee for election of Chairman of the Meeting

The Nomination Committee proposes Advokat Claes Beyer be elected Chairman of the Meeting.

Item 7 c) Dividend and record day

The Board of Directors proposes a dividend of SEK 0.45 per share be paid and Thursday, April 13, 2006, as record day for dividend. Assuming this date will be the record day, VPC AB is expected to disburse dividends on Thursday, April 20, 2006.

Item 8 a)-c) The proposals of the Nomination Committee for the number of Board members and Deputy Board members, fees payable to the Board of Directors, election of the Chairman of the Board of Directors, and other members of the Board of Directors, etc.

The Nomination Committee, elected by the Annual General Meeting of Shareholders 2005, consisting of Björn Svedberg, Investor, chairman of the Committee, Bengt Belfrage, Nordea Fonder, Christer Elmehagen, AMF Pension, Curt Källströmer, Handelsbankens Pensionsstiftelse, Handelsbankens Pensionskassa and Handelsbankens Personalstiftelse, and Michael Treschow, proposes

a) that the number of Board members be 10 and no deputy Board members be elected;

b) that the fees to the non-employed Board members elected by the Meeting and to the non-employed members of the Committees of the Board of Directors elected by the Meeting be paid as follows:

* Chairman of the Board of Directors: 3,750,000 SEK.

* Other Board members: 750,000 SEK each.

* Chairman of the Audit Committee: 350,000 SEK (unchanged).

* Other members of the Audit Committee: 250,000 SEK each (unchanged).

* Chairmen and other members of the Finance- and Remuneration Committee, respectively: 125,000 SEK each (unchanged).

The Nomination Committee would like to make the following declaration of principle:

The Nomination Committee deems that it is of great importance that a Board member holds shares in the company. Consequently, the Nomination Committee requests the Board to decide on the principles for Board members’ shareholding in the company and along the following guidelines:

* non-employed Board members elected by the Annual General Meeting of Shareholders shall within a certain period of time build up a shareholding in the Company corresponding to at least the annual Board of Director’s fee (after tax);

* such Board member shall maintain a minimum shareholding of such size for the duration of the term of office; and

* a part of the Board of Director’s fee shall be paid early in the term of office in order to enable a Board member to invest part of the Board of Director’s fee in shares in the Company as soon as reasonably possible after the election of the Board of Directors by the Annual General Meeting of Shareholders.

c) that Michael Treschow be re-elected Chairman of the Board of Directors;

that Marcus Wallenberg be re-elected Deputy Chairman and Sverker Martin-Löf be elected Deputy Chairman;

that the Board members Sir Peter L. Bonfield, Ulf J. Johansson, Nancy McKinstry, and Carl-Henric Svanberg be re-elected; and

that Börje Ekholm, Katherine Hudson and Anders Nyrén be elected Board members;

Arne Mårtensson and Eckhard Pfeiffer have declined re-election.

Börje Ekholm (43 years of age)

President and Chief Executive Officer of Investor AB since September 2005. Member of the Boards of Directors of AB Chalmersinvest, Biotage AB, Greenway Medical Techn., Inc., Tessera Techn., Inc. and WM-data AB. Master of Science in Electrical Engineering from the Royal Institute of Technology, Sweden, and Master of Business Administration from Insead, France. During the period 1999-2005, Börje Ekholm was responsible for New Investments for Investor Growth Capital, Inc. and since 1997 a member of the management group of Investor AB. Prior to this, he was President of Novare Kapital AB (1995-1997) and he has held positions with Investor (1992-1995) and McKinsey & Co Inc. (1988-1992).

Börje Ekholm holds 8,803 shares of Class B in the Company.

Katherine Hudson (59 years of age)

Since 2004 the Non-Executive Chairman and Member of the Board of Directors of CNH - Case New Holland - Global NV, a subsidiary of Fiat, which is a market-leader in the manufacturing of agricultural tractors and construction equipment. In addition, Katherine Hudson is a Member of the Board of Directors of Charming Shoppes, Inc. She holds a BS degree in Management from Indiana University. During 1994-2003, Katherine Hudson was the President and CEO of Brady Corporation, a global company that manufactures, inter alia, identification and safety products to the telecom and electronic fields. Prior to this, she was employed by Eastman Kodak Company for 24 years; during 1988-1993 as the Chief Information Officer and later Vice President and General Manager for Professional Printing & Publishing Imaging.

Katherine Hudson holds 52,000 shares of Class B in the Company.

Anders Nyrén (52 years of age)

President and Chief Executive Officer of AB Industrivärden since 2001. Vice Chairman of the Board of Directors of Svenska Handelsbanken. Member of the Boards of Directors of, SCA AB, Industrivärden, Sandvik AB, Skanska AB, SSAB, Ernströmgruppen, SNS and the Swedish Industry and Commerce Stock Exchange Committee. Chairman of the Association of Exchange Listed Companies and the Association for Generally Accepted Principles in the Securities Market. He is a graduate from Stockholm School of Economics and holds a MBA from Andersson School of Management, UCLA. Anders Nyrén was the Chief Financial Officer and Vice Executive President of Skanska AB

during 1997-2001. Prior to this, he was a member of the group management of Nordbanken and responsible for Investment Banking and Capital Markets (1996-1997). Anders Nyrén has also been the Chief Financial Officer and Vice Executive President of Securum AB (1992-1996) and the Managing Director of OM International AB (1987-1992). Earlier positions include employment as controller and Chief Financial Officer of STC Scandinavian Trading Co AB (1982-1987) and AB Wilhelm Becker (1979-1982).

Anders Nyrén holds 23,923 shares of Class B in the Company.

Item 8 d) The proposal of the Nomination Committee for the procedure for appointing the members of the Nomination Committee, determination of the assignment of the Committee, etc.

The Nomination Committee proposes the Annual General Meeting of Shareholders resolves on a procedure for appointing members of the Nomination Committee. The proposal is summarized as follows.

The Company shall have a Nomination Committee consisting of five members. One member shall be the chairman of the Board of Directors.

Based on the shareholding statistics from VPC AB at the end of the month in which the Annual General Meeting of Shareholders is held, the four largest shareholders by voting power are identified and requested to appoint one member each of the Nomination Committee. Should a shareholder abstain from its right to appoint a member, the subsequent largest shareholder by voting power, shall appoint a member of the Nomination Committee.

The chairman of the Nomination Committee shall be the member appointed by the largest shareholder by voting power, provided the Nomination Committee does not unanimously resolve to appoint another member, appointed by a shareholder, chairman of the Nomination Committee.

The Company shall make public the constitution of the Nomination Committee by releasing a separate press release and post the information on the Company’s web site. Then the Nomination Committee is appointed and its term of office starts when the press release is issued. The term of office of the current Nomination Committee is extended until new members of the Nomination Committee are appointed accordingly.

Should a member of the Nomination Committee, appointed by a shareholder, resign during the term of office, the shareholder that has appointed the member, may appoint another member to the Nomination Committee. Should the shareholder not exercise such right, the right to appoint shall transfer to the subsequent largest shareholder by voting power.

Based on the shareholding statistics as per the end of September, the Nomination Committee shall identify again the four largest shareholders by voting power of the Company. In case it then proves that a shareholder that has appointed a member of the Nomination Committee no longer is one of the four largest shareholders by voting power, the relevant member shall resign and the shareholder that is among the four largest shareholders by voting power and that has not already appointed a member of the Nomination Committee, shall have the right to appoint a successor for the resigned member.

The assignment of the Nomination Committee covers to provide proposals for i.a.

* chairman of the Annual General Meeting of Shareholders;

* chairman of the Board of Directors, deputy chairman and other members of the Board of Directors elected by the Annual General Meeting of Shareholders;

* fees payable to non-employed members of the Board of Directors;

* fees payable to the Auditors and, when applicable, election of Auditors; and

* fees payable to the members of the Nomination Committee.

The Company shall bear fair costs reasonably related to the assignment of the Nomination Committee.

Item 8 e) The proposal of the Nomination Committee for determination on fees payable to the members of the Nomination Committee The Nomination Committee proposes no remuneration be paid to the members of the Nomination Committee.

Item 8 f) The proposal of the Nomination Committee for determination of the fees payable to the Auditors

The Nomination Committee proposes the fees to the Auditors, like previous years, be paid on approved account.

Item 9 The Board of Directors’ proposal for amendments of the Articles of Association

9 a) Amendment of the registered business activities The Board of Directors proposes that the Annual General Meeting of Shareholders resolve on amendment of the Articles of Association in order to adapt the registered business activities of the company to the business activities currently carried out by the company:

“The objects of the Company are to, directly or indirectly, develop, construct, produce, sell and deliver and in other forms carry on trade and other commercial business related to goods, products and other equipment as well as maintenance and other services within the area of telecommunication and radio technology and other technologies for transference, transmission and other communications of speech, data, images, text and other kinds of information and to carry on other activities consistent therewith.” (§ 2)

9 b) Amendments of the Articles of Association for adaptation to the new Swedish Companies Act

The Board of Directors proposes that the Annual General Meeting of Shareholders resolve on amendment of the Articles of Association, among other things in order to adapt the Articles of Association to the new Swedish Companies Act that entered into force on January 1, 2006. The proposed amendments involve, in all material respects, the following:

* The provision on nominal value of shares is deleted and replaced by a provision stating that the number of shares shall be 6,000,000,000 as a minimum and 24,000,000,000 as a maximum (§ 5).

* The provision on shares of different series is amended to include wording to the effect that shares of series A may be issued to a maximum amount of 24,000,000,000 and that shares of series B may be issued to a maximum amount of 24,000,000,000 (§ 6).

* Shareholders’ pre-emptive rights in case of new issues of shares are extended to apply not only to cash issues but also to issues against payment through set-off of claims. Further, a new section is included regulating shareholders’ pre-emptive rights in case of cash issues or issues against payment through set-off of claims of warrants or convertibles (§ 7).

* The provision to the effect that the company’s shares shall be registered in a Central Securities Depository register is amended in order to comply with the definition of Central Securities Depository companies under Chapter 1, Section 10 of the new Companies Act (§ 8).

* The provision on the Directors’ one year term of office is deleted (§ 9).

* The provision on the auditors’ four year term of office is deleted and the provision on number of auditors is amended to the effect that the company shall have no less than one and no more than three registered public accounting firms as auditors (§ 10, section 1).

The provision in the second sentence is amended to the effect that the Board of Directors is authorized to appoint special auditors also in relation to issues of warrants or convertibles, transfer of own shares against other payment than cash payment, reduction of the share capital or the statutory reserves or division of limited companies (§ 10, section 2).

* The provision to the effect that the Chairman of the Board of Directors, or if he is prevented, another Director appointed thereto by the Board of Directors, opens the General Meeting of Shareholders and presides the deliberations until a Chairman has been elected by voting, is removed.

* The provision to the effect that every person, who is entitled to vote, may vote at General Meetings of Shareholders for the full number of shares owned and represented by him without any restriction in the number of votes, is removed.

The provision is not necessary as it has become a rule of the Swedish Company’s Act.

* The provision on notice convening a General Meeting of Shareholders is amended so that notice convening a General Meeting of Shareholders shall always be issued through announcement in Post- och Inrikes Tidningar, Dagens Nyheter and Svenska Dagbladet (§ 13).

Item 10 Approval of the Board of Directors’ proposal for principles for remuneration and other employment terms for the top executives The proposal covers remuneration and other terms of employment for the top executives and covers primarily the following.

The remunerations consist of fixed salary, variable components in the form of annual incentive and long-term incentive, pension and other benefits.

The remuneration and other terms of employment for the President and CEO are set by the Board of Directors based on recommendations of the Remuneration Committee. The remuneration and other terms of employment for the other top executives are approved by the Remuneration Committee.

Ericsson takes account of global remuneration practice together with the practice of the home country of each top executive.

Fixed salary is set to be competitive. Its absolute level is determined by the size and complexity of the job and performance of the individual jobholder.

Performance is specifically reflected in the variable components - both in an annual incentive and in a long-term incentive portion. Currently the target level of the annual component for Swedish top executives is about 20 percent of the total compensation (fixed salary, annual incentive and long-term incentive). Also the long-term component has a target of about 20 percent of total compensation. In both cases the incentive pay is measured against the achievement of specific business objectives.

Together, the incentive component is set to a target of about 40 percent of total compensation and the remaining part of 60 percent for the fixed salary, reflecting the judgment of the Board of Directors as to the right balance between fixed and variable pay and the market practice for compensation of executives.

For top executives in Sweden the mutual notice period is six months. Upon termination of employment by the company, severance pay amounting to a maximum of 18 months fixed salary is paid. The severance pay is reduced by 50 percent of the salary or corresponding compensation which the executive would be entitled to from other sources during the period severance pay is provided by Ericsson.

Pension benefits shall follow the competitive level in the home country. For top executives in Sweden, the company applies a defined contribution scheme for old age pension in addition to the basic pension plans on the Swedish labor market.

The basic principle is that other benefits like company car and medical schemes shall be competitive in the local market.

Deviations from this remuneration policy may only be resolved by the Board of Directors if, in individual cases, there are specific reasons therefore.

Item 11 The Board of Directors’ proposals for a) implementation of the Long Term Incentive Plan 2006 and b) transfer of repurchased own shares

Background

As the employee saving and investment period for the ongoing incentive plan, Long Term Incentive Plan 2005, expires in 2006, the Board of Directors proposes that the Annual General Meeting of Shareholders 2006 resolves on a new program, the Long Term Incentive Plan 2006.

In order to implement the Long Term Incentive Plan 2006, the Board of Directors proposes that no more than 38,400,000 shares of series B may be transferred to employees in the Ericsson Group and, moreover, that a portion of the shares also may be transferred at Stockholmsbörsen (the Stockholm Stock Exchange) in order to cover inter alia social security payments. The Company’s current holding of own shares will cover the requirement of shares to the Long Term Incentive Plan 2006.

Proposal

11 a) The Long Term Incentive Plan 2006

The Board of Directors proposes that the Annual General Meeting of Shareholders resolves on a Long Term Incentive Plan 2006 (“LTI 2006”), including 38,400,000 shares of series B, and comprising three parts (i) the Stock Purchase Plan, (ii) the Key Contributor Program and (iii) the Performance Matching Program, according to the principle guidelines below.

Stock Purchase Plan

a) All employees within the Ericsson Group, except for what is mentioned in item c) below, will be offered to participate in the Stock Purchase Plan.

b) Employees who participate in the Stock Purchase Plan shall, during a 12 month period from the implementation of the plan, be able to save up to 7.5 percent of gross salary for the purchase of shares of series B at Stockholmsbörsen (the Stockholm Stock Exchange) or ADRs at NASDAQ. The CEO shall have the right to save up to 9 percent of gross salary for purchase of shares. If the purchased shares are retained by the employee for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be given a corresponding number of shares of series B or ADRs free of consideration.

c) Participation in the LTI 2006, regardless of whether only the Stock Purchase Plan, or also the Key Contributor Program or the Performance Matching Program, presupposes that such participation is legally possible as well as possible with reasonable administrative costs and financial efforts according to the assessment of the Company. The Board of Directors shall however be entitled, but not obligated, to arrange for a cash alternative for key contributors in specific jurisdictions, should any of the aforementioned presuppositions prove not to be at hand. Such cash alternative shall, as far as practicably possible, correspond to the terms for the LTI 2006 involving key contributors.

Key Contributor Program and Performance Matching Program

d) Three categories of employees (key contributors, senior managers and top senior managers) will, in addition to the regular matching of one share pursuant to the Stock Purchase Plan described above, be entitled to additional matching of shares free of consideration within either the Key Contributor Program, covering up to 6,040 key contributors, or the Performance Matching Program, covering up to 170 senior managers and up to 49 top senior managers and the CEO.

e) If the shares purchased in accordance with the Stock Purchase Plan are retained by an employee within the categories mentioned in d) above for three years from the investment date and the employment with the Ericsson Group continues during that time, the employee will be entitled to the following matching of shares, free of consideration, in addition to the regular matching of one share:

1. Up to 6,040 key contributors are entitled to an additional match of one share for each one purchased.

2. Up to 170 senior managers may be entitled to an additional performance match of up to four shares for each one purchased.

3. Up to 49 top senior managers may be entitled to an additional performance match of up to six shares for each one purchased.

4. The CEO may be entitled to an additional performance match of up to eight shares for each one purchased.

f) The terms of the additional performance match for senior managers and top senior managers are based on average annual percentage growth rate in earnings per share [1] (“EPS”) between 1 July 2006 and 30 June 2009, with reported EPS for quarter 3 and quarter 4 2005 plus quarter 1 and quarter 2 2006 as the starting point. Maximum performance matching shares (i.e. four shares, six shares and eight shares respectively) will be allocated if the average annual EPS growth is at or above 15 percent. No allocation of matching shares will occur if the average annual EPS growth is at or below 3 percent. Matching of shares between average annual EPS growth 3 and 15 percent is linear.

g) Before the number of performance shares to be matched pursuant to e) above are finally determined, the Board of Directors shall examine whether the performance matching is reasonable considering the company’s financial results and position, conditions on the stock market and other circumstances, and if not, as determined by the Board of Directors, reduce the number of performance shares to be matched to the lower number of shares deemed appropriate by the Board of Directors.

In order to implement the LTI 2006 according to the above, the Board of Directors proposes that the Annual General Meeting of Shareholders resolves on transfer of own shares as set out below.

Proposal

11 b) Transfer of Own Shares

a) No more than 38,400,000 shares of series B can be transferred.

b) Right to acquire shares shall be granted to such persons within the Ericsson Group covered by the terms and conditions for the LTI 2006. Further, subsidiaries within the Ericsson Group shall have the right to acquire shares free of consideration and such subsidiaries shall be obligated to immediately transfer free of consideration shares to their employees covered by the terms of the LTI 2006.

c) The employee shall have the right to receive shares during the period when the employee is entitled to receive shares in accordance with the terms of the LTI 2006, i.e. during the period from November 2006 up to and including November 2010.

d) Employees covered by the terms of the LTI 2006 shall, subject to certain conditions, receive shares free of consideration.

e) Further, the Company shall have the right to, prior to the Annual General Meeting of Shareholders 2007, transfer no more than 6,600,000 shares of series B, out of the holding of 38,400,000 shares of series B, in order to cover certain payments, mainly social security payments. Transfer of the shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

The reasons for deviation from shareholders preferential rights and the base for determination of the transfer prices are as follows.

The transfer of own shares forms a part of the implementation of the LTI 2006. The Board of Directors considers it to be an advantage for the Company and its shareholders that the employees are shareholders in the Company.

The base for determination of the transfer prices is seen from the Board of Directors’ proposal under relevant headings above.

Supermajority

The resolutions on implementation of the LTI 2006 according to item 11 a) above and the transfer of repurchased own shares according to item 11 b) above shall be made as one “package”. Accordingly, the supermajority rules in the Swedish Companies Act, Chapter 16, shall apply, meaning that 90 percent of the votes cast as well as the shares represented at the Annual General Meeting of Shareholders must vote to approve of the “package”.

Item 12 The Board of Director’s proposal for resolution on transfer of own shares in relation to the resolution on the Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004 and the Long Term Incentive Plan 2005

Background

The Annual General Meeting of Shareholders 2001 resolved on transfer of own shares on a stock exchange in relation to the introduction of a Global Stock Incentive Program. The resolution comprised, inter alia, a right for the company to transfer a maximum of 31,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the program.

The Annual General Meeting of Shareholders 2003 resolved on transfer of own shares on a stock exchange in relation to the Stock Purchase Plan 2003. The resolution comprised, inter alia, a right for the company to transfer a maximum of 26,000,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2004 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2004. The resolution comprised, inter alia, a right for the company to transfer a maximum of 4,900,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

The Annual General Meeting of Shareholders 2005 resolved on transfer of own shares on a stock exchange in relation to the Long Term Incentive Plan 2005. The resolution comprised, inter alia, a right for the company to transfer a maximum of 7,800,000 shares of series B to cover certain payments, mainly for social security charges that may occur in relation to the plan.

Resolutions on transfer of own shares have thereafter been made for the purpose of the Global Stock Incentive Program at the Annual General Meetings of Shareholders 2002, 2003, 2004 and 2005, for the purpose of the Stock Purchase Plan 2003 at the Annual General Meeting of Shareholders 2004 and 2005 and for the purpose of the Long Term Incentive Plan 2004 at the Annual General Meeting of Shareholders 2005.

In accordance with the above resolutions on transfer of totally 69,700,000 shares, 6,497,830 shares have been transferred up to 15 February 2006.

Proposal

Therefore, the Board of Directors proposes the General Meeting of Shareholders to resolve that the Company shall have the right to transfer, prior to the Annual General Meeting of Shareholders 2007, a maximum of 63,202,170 shares of series B, or the lower number of shares of series B, which as per 10 April 2006, remains of the original 69,700,000 for the purpose of covering certain payments, primarily social security charges that may occur in relation to the company’s Global Stock Incentive Program 2001, the Stock Purchase Plan 2003, the Long Term Incentive Plan 2004 and the Long Term Incentive Plan 2005. Transfer of shares shall be effected at Stockholmsbörsen at a price within the, at each time, registered price interval for the share.

Supermajority

The resolution of the Annual General Meeting of Shareholders on transfer of own shares requires, according to the Swedish Company Act, that shareholders with minimum two thirds of the votes cast as well as the shares represented at the Annual General Meeting of Shareholders must vote in favor of the proposal.

The Annual Report and complete proposals for resolutions under items 8-12 will be sent to the shareholder upon request. The Annual Report 2005 and the complete proposals are available at the Company’s home page www.ericsson.com/investors on Friday, March 24, 2006, at the latest.

Stockholm, March 2006

The Board of Directors

[1] Earnings Per Share is calculated by dividing the reported net income for the Ericsson Group by the average number of shares outstanding during the period.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (PUBL)

By:	/S/ CARL OLOF BLOMQVIST
Carl Olof Blomqvist Senior Vice President and General councel

By:	/S/ HENRY STÉNSON
Henry Sténson Senior Vice President Corporate Communications

Date: March 2, 2006